Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1	Name and Address of Issuer

Midas Gold Corp. (the “Company”)

Suite 890 - 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2	Date of Material Change

December 3, 2020

Item 3	News Release

News release dated December 4, 2020 issued and disseminated through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4	Summary of Material Change

On December 4, 2020, the Company announced the transition of five members of the Company’s current board of directors (the “Board”) to five new independent directors as part of a transition agreement between the Company and Paulson & Co. Inc. (“Paulson”). Pursuant to the transition agreement, among other things:

a.	Stephen Quin has resigned as President, CEO and a director of the Company;

b.	Laurel Sayer, currently President and CEO of the Company’s wholly-owned subsidiary, Midas Gold Idaho, Inc., has been appointed President, CEO and a director of the Company; and

c.	Paulson has withdrawn its requisition notice dated November 20, 2020 requesting that the Company call a meeting of shareholders.

Item 5.1	Full Description of Material Change

See news release dated December 4, 2020 attached as Schedule “A” hereto.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Contact:              Liz Monger, Manager, Investor Relations & Corporate Secretary

Telephone:         (778) 724-4704

Item 9	Date of Report

December 4, 2020.

Schedule “A”

News Release dated December 4, 2020

(see attached)